UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-3880

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

(Full title of the Plan)

NATIONAL FUEL GAS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221

(Address of principal executive office)

REQUIRED INFORMATION

1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA. See accompanying Index on next page.

2.	Signatures

3.	Exhibit

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4 -10

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)as of December 31, 2011	11

Report of Independent Registered Public Accounting Firm

To the Participants and

Plan Administrator of the

National Fuel Gas Company

Tax-Deferred Savings Plan for

Non-Union Employees

We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

June 25, 2012

Pittsford, New York

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets:
Investments at fair value:

National Fuel Gas Company Employee Stock Ownership Plan (ESOP) Fund	$130,417,153	$158,064,613

Vanguard 500 Index Fund	42,210,139	41,483,033

Vanguard Retirement Savings Trust	25,426,585	19,778,179

Vanguard Total Bond Market Index Fund	21,316,617	20,470,825

Vanguard STAR Fund	10,649,084	9,994,536

Vanguard Extended Market Index Fund	9,791,166	10,143,298

Vanguard Prime Money Market Fund	7,527,613	8,076,026

Vanguard European Stock Index Fund	5,861,392	7,300,860

Vanguard Pacific Stock Index Fund	3,463,519	4,128,454

	256,663,268	279,439,824
Receivables:
Notes Receivable from Participants	2,556,352	2,616,426

Employer Contributions	306,546	295,275

Dividends Receivable	69,916	57,394

Total Assets	259,596,082	282,408,919

Liabilities:
Dividends Payable to Participants	69,916	57,394

Net Assets Available for Benefits at Fair Value	259,526,166	282,351,525

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,177,418)	(778,822)

Net Assets Available for Benefits	$258,348,748	$281,572,703

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
Investment Income from National Fuel Gas Company ESOP Fund	$3,269,463	$3,431,339

Interest and Dividend Income	620,224	518,902

Investment Income from Mutual Funds	2,380,223	2,175,787

Total Investment Income	6,269,910	6,126,028

Net Appreciation (Depreciation) in Fair Value of Investments	(24,325,349)	46,488,280

Interest Income from Notes Receivable from Participants	128,546	135,156

Employer Contributions	3,652,345	3,553,100

Participant Contributions	7,382,753	7,293,871

Participant Purchase and Loan Fees	(3,751)	(4,555)

Rollovers and Other Individual Transfers In	9,702	561,686

Dividend Payments to Participants	(245,320)	(235,492)

Benefit Payments to Participants or Beneficiaries	(16,092,791)	(20,897,589)

Increase (Decrease) In Net Assets Available for Benefits	(23,223,955)	43,020,485

Net Assets Available for Benefits:
Beginning of Year	281,572,703	238,552,218

End of Year	$258,348,748	$281,572,703

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN

General:

The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Vanguard Total Bond Market Index Fund and the Vanguard Retirement Savings Trust, respectively, within the Plan. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.

Eligibility and Participation:

Originally, the Plan was established for the benefit of professional, administrative or executive (i.e., salaried) employees of National Fuel Gas Company and its participating subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are four groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee’s years of service and contribution. Certain Plan participants who have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for the Retirement Savings Account benefit. Student interns or student clerks, or individuals whose employment is through a cooperative education program, and part-time employees known as “Customer Support Representative I” or “Customer Support Representative II” are not eligible to participate in the Plan.

Contributions:

Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 50%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant’s base salary, depending on their participant group, years of service and rate of salary reduction contributions. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 2%, 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.

“Base salary” is defined in the Plan generally to mean a participant’s base annual salary for a payroll period. An individual participant’s salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, the Company matching contributions are not subject to such ceilings. The ceiling was $16,500 for 2010 and 2011 and increases to $17,000 for 2012. However, if a participant is age 50 or over, the ceiling for 2010 and 2011 was $22,000 and increases to $22,500 for 2012.

Participants’ accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $1,704 and $4,829 for the years ended December 31, 2011 and 2010, respectively. Unused forfeitures amounted to $204 and $7,287 at December 31, 2011 and 2010, respectively.

Employer Matching Contributions:

Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.

Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.

Distributions, Loans and Withdrawals:

Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.

Plan participants may borrow from their accounts in accordance with certain Plan rules. The loans are collateralized by the participant’s account. Such loans are shown on the Statement of Net Assets Available for Benefits as Notes Receivable from Participants. Participant loans are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

Plan Termination:

The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board (FASB) authoritative guidance regarding the reporting of fully benefit-responsive investment contracts held by a defined-contribution plan, fully benefit-responsive investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common/collective trust. As required by the authoritative guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The common/collective trust fund is stated at fair value as determined by the Vanguard Retirement Savings Trust based on the fair value of the underlying investments. Its underlying investments in investment contracts are valued at fair value and then adjusted by the issuer to contract value, which represents contributions made less withdrawals plus interest accrued using a crediting rate formula. The crediting rate is the discount rate that equates the estimated future market value with such portfolio’s current contract value. Crediting rates are reset quarterly, but cannot fall below zero. The common/collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital.

There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/ collective trust. The common/collective trust fund does not have any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the common/collective trust, may limit the ability of the Plan to transact the common/collective trust fund at contract value. The occurrence of any such events is not considered probable as of December 31, 2011.

Investment Valuation and Income Recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Administrative Expenses:

Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $33,801 and $33,145 for services rendered in connection with the Plan and Trust for the years ended December 31, 2011 and December 31, 2010, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund are borne by the participant. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company. Fees for managing the National Fuel Gas Company ESOP Fund are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

Payments of Benefits:

Benefit payments to participants are recorded upon distribution.

NOTE 3—FAIR VALUE MEASUREMENTS

The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2011 and December 31, 2010. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the years ended December 31, 2011 and December 31, 2010, no transfers in or out of Level 1 or Level 2 occurred.

	At Fair Value as of December 31, 2011
Recurring Fair Value Measures:	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$130,417,153	$—	$130,417,153
Mutual Funds:
Vanguard 500 Index Fund	42,210,139	—	—	42,210,139
Vanguard Total Bond Market Index Fund	21,316,617	—	—	21,316,617
Vanguard STAR Fund	10,649,084	—	—	10,649,084
Vanguard Extended Market Index Fund	9,791,166	—	—	9,791,166
Vanguard Prime Money Market Fund	7,527,613	—	—	7,527,613
Vanguard European Stock Index Fund	5,861,392	—	—	5,861,392
Vanguard Pacific Stock Index Fund	3,463,519	—	—	3,463,519
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	25,426,585	—	25,426,585

Total	$100,819,530	$155,843,738	$—	$256,663,268

	At Fair Value as of December 31, 2010
Recurring Fair Value Measures:	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$158,064,613	$—	$158,064,613
Mutual Funds:
Vanguard 500 Index Fund	41,483,033	—	—	41,483,033
Vanguard Total Bond Market Index Fund	20,470,825	—	—	20,470,825
Vanguard STAR Fund	9,994,536	—	—	9,994,536
Vanguard Extended Market Index Fund	10,143,298	—	—	10,143,298
Vanguard Prime Money Market Fund	8,076,026	—	—	8,076,026
Vanguard European Stock Index Fund	7,300,860	—	—	7,300,860
Vanguard Pacific Stock Index Fund	4,128,454	—	—	4,128,454
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	19,778,179	—	19,778,179

Total	$101,597,032	$177,842,792	$—	$279,439,824

The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets. The fair value of the Plan’s interest in investment contracts through a common/collective trust is based on the fair value of the underlying investments in the common/collective trust at year-end as determined by the Vanguard Retirement Savings Trust.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4—INCOME TAXES

Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan’s annual return/report is subject to examination by the IRS. While the federal statute of limitations remains open for Plan year 2008 and later years, the Plan Administrator and the Plan’s tax counsel believe that Plan year 2007 and prior years are effectively settled. The IRS determined in a letter dated September 9, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). While the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5—PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $6,269,910 and $6,126,028 for the years ended December 31, 2011 and December 31, 2010, respectively.

NOTE 6—INVESTMENTS

The following investments comprised more than 5% of Plan assets at:

	December 31,
	2011	2010
National Fuel Gas Company ESOP Fund	$130,417,153	$158,064,613
Vanguard 500 Index Fund	42,210,139	41,483,033
Vanguard Retirement Savings Trust	25,426,585	19,778,179
Vanguard Total Bond Market Index Fund	21,316,617	20,470,825

The net appreciation (depreciation) in fair value of investments including realized gains (losses) on investments sold during the years ended December 31, 2011 and 2010 are as follows:

	For the Years Ended December 31,
	2011	2010
National Fuel Gas Company ESOP Fund	$(22,388,745)	$38,326,920
Vanguard European Stock Index Fund	(1,052,159)	10,662
Vanguard Pacific Stock Index Fund	(679,953)	437,406
Vanguard Extended Market Index Fund	(593,208)	1,940,930
Vanguard STAR Fund	(227,018)	639,488
Vanguard 500 Index Fund	(145,104)	4,754,396
Vanguard Total Bond Market Index Fund	760,838	378,478

	$(24,325,349)	$46,488,280

NOTE 7—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$258,348,748	$281,572,703
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,177,418	778,822

Net assets available for benefits per Form 5500	$259,526,166	$282,351,525

The following is a reconciliation of the statements of changes in net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Increase (decrease) in net assets available for benefits per the financial statements	$(23,223,955)	$43,020,485
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	398,596	395,324

Increase (decrease) in net assets available for benefits per Form 5500	$(22,825,359)	$43,415,809

NOTE 8—SUBSEQUENT EVENT

Subsequent to year-end, the share price of National Fuel Gas Company common stock has declined from $55.58 at December 31, 2011 to $45.26 at June 22, 2012, largely due to a decline in natural gas prices. As a result, the value of the Plan’s investments in the National Fuel Gas Company ESOP Fund has declined since year-end.

SCHEDULE I

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES

EIN: 13-1086010 PLAN No. 006

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	National Fuel Gas Company	ESOP Fund (3,309,137 units)	**	$130,417,153
	Mutual Funds:
*	Vanguard Group of Investment Companies	500 Index Fund (441,298 units)	**	42,210,139
*	Vanguard Group of Investment Companies	Total Bond Market Index Fund (1,937,874 units)	**	21,316,617
*	Vanguard Group of Investment Companies	STAR Fund (568,558 units)	**	10,649,084
*	Vanguard Group of Investment Companies	Extended Market Index Fund (289,594 units)	**	9,791,166
*	Vanguard Group of Investment Companies	Prime Money Market Fund (7,527,613 units)	**	7,527,613
*	Vanguard Group of Investment Companies	European Stock Index Fund (293,510 units)	**	5,861,392
*	Vanguard Group of Investment Companies	Pacific Stock Index Fund (169,614 units)	**	3,463,519

		Total Vanguard Mutual Funds		231,236,683

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust (24,249,167 units)	**	25,426,585
*	National Fuel Gas Company Tax Deferred Savings Plan For Non-Union Employees	Participant Loan Account (Interest rates range from 4.25% to 11.0%)		2,556,352

	TOTAL			$259,219,620

*	Denotes known party-in-interest to the Plan.
**	Investments are participant directed, thus cost information is not required.
(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY

TAX DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

  (Name of Plan)

By	/s/ D.P. Bauer
D.P. Bauer
Treasurer and Principal Financial Officer

By	/s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer

Date: June 25, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm